December 13, 2016

Securities and Exchange Commission

Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Kevin J. Kuhar, Accounting Branch Chief

Re:	Sierra Monitor Corporation Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 30, 2016 File No. 0-07441

Dear Mr. Kuhar:

Sierra Monitor Corporation (“we,” “our,” “us” or the “Company”) is submitting this letter in response to the Securities and Exchange Commission’s (the “Commission”) letter dated November 29, 2016 (the “Comment Letter”). For your convenience, we have repeated the Commission’s comments 1 and 2 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. Please feel free to contact me at the number at the end of this response letter with any further questions or comments you may have.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 12

1.	We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment - i.e., whethecor your management used the 1992 Framework or the Updated Framework issued in 2013. Please tell us the COSO framework used by your management and, as required by Item 308(a)(2) of Regulation S-K, revise the report in future filings to identify the framework used.

Response:

Our management uses the 1992 version of the COSO framework to evaluate the effectiveness of the Company’s internal control over financial reporting. In response to the Staff’s comment, we will revise future filings with the Commission to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework used by our management as required by Item 308(a)(2) of Regulation S-K.

1991 Tarob Court, Milpitas, California 95035 USA

O. +1 408 262-6611     TF. +1 800 72 SIERRA (74377)     F. +1 408 262-9042     www.sierramonitor.com

Securities and Exchange Commission
Attention: Kevin J. Kuhar

December 13, 2016

Exhibit 23.1

2.	We note that the auditor’s consent refers to a report dated March 30, 2015 while the report included on page F-1 is dated March 29, 2016. Please amend the filing to provide an auditor’s consent that refers to the correct date of the audit report. Refer to Item 601(B)(23)(ii) of Regulation S-K.

Response:

We respectfully advise the Staff that we have filed with the Commission an amendment to our Annual Report on Form 10-K for the year ended December 31, 2015 (the “Annual Report”) concurrently with the submission hereof to include a revised consent of Squar Milner LLP, our independent registered public accounting firm, that refers to its report dated March 29, 2016 appearing in the Annual Report.

Should the Staff have any additional comments or questions, please contact me at (408) 964-4455.

Sincerely,

Tamara S. Allen

/s/ Tamara S. Allen
Chief Financial Officer

cc:	Varun Nagaraj– Chief Executive Officer

Gordon R. Arnold – Executive Chairman of the Board of Directors

C. Richard Kramlich – Chairman of the Audit Committee

Horace Hertz – Squar Milner LLP

Michael Coke – Wilson Sonsini Goodrich & Rosati, P.C.